SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BRUSSELS, CHICAGO, DALLAS, FRANKFURT, HONG KONG, LONDON, LOS ANGELES, NEW YORK
SAN FRANCISCO
SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, DC

FOUNDED 1866

[redacted]

07020244

SEC MAIL PROCESSING
RECEIVED
JAN - 8 2007
WASH. D.C. 213 SECTION

Our Ref: 19160-10100

January 4, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JAN 1 6 2007
THOMSON
FINANCIAL

dlw 1/10

HK1 384952v.1

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

CONTINUING CONNECTED TRANSACTIONS

Hangzhou Tingjin, Master Kong Hangzhou and Comely entered into the Sub-contracting Agreement dated 2 January 2007, pursuant to which Hangzhou Tingjin and Master Kong Hangzhou will engage Comely as a sub-contractor for the manufacture and package of beverages for the period from 1 January 2007 to 31 December 2009.

Comely is wholly owned by Mr Wei Yin-Heng who is a brother of Mr Wei Ing-Chou and Wei Ying-Chiao, each an executive director of the Company. In addition, Mr Wei Ing-Chou and Mr Wei Ying-Chiao are the controlling shareholders of Ho Te Investments Limited which indirectly holds an approximately 33.1889% interest in the Company. Accordingly, Comely is a connected party of the Company.

Pursuant to Chapter 14A of the Listing Rules, the transactions under the above agreement will constitute continuing connected transactions for the Company. As the annual transactional amount for the Sub-contracting Transactions for each of the percentage ratios (other than the profit ratio) is less than 2.5%, the Sub-contracting Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

SUB-CONTRACTING AGREEMENT WITH COMELY

On 2 January, 2007, Hangzhou Tingjin, Master Kong Hangzhou and Comely entered into the Sub-contracting Agreement, the principal terms of which are set out below.

Pursuant to Chapter 14A of the Listing Rules, the transactions under the above agreement will constitute continuing connected transactions for the Company. As the annual transactional amount for the Sub-contracting Transactions for each of the percentage ratios (other than the profit ratio) is less than 2.5%, the Sub-contracting Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

Principal terms

Date: 2 January 2007

Parties: Hangzhou Tingjin

Master Kong Hangzhou

Comely, as the sub-contractor (which is principally engaged in the manufacture and sales of beverages in the PRC)

Subject: Hangzhou Tingjin and Master Kong Hangzhou will engage Comely as a sub-contractor for the manufacturing and packaging of beverages (in the form of soft packing boxes (TetraPak) and aluminum cans) for the PRC domestic consumption.

Term: A period of three years, commencing on 1 January 2007 and ending on 31 December 2009. The renewal of the Sub-contracting Agreement upon expiration is at the parties' discretion and subject to the compliance with the Listing Rules.

Fee: Comely will charge Hangzhou Tingjin and Master Kong Hangzhou sub-contracting fees at a pre-determined fee per case of beverage based on the actual production volume and with reference to the quotations of other independent sub-contractors. The sub-contracting fees will be settled monthly based on the actual quantity of beverages produced.

ANNUAL CAP:

The table below sets out (1) audited transaction amount and the annual cap of the Sub-contracting Transactions for year ended 31 December 2005; (2) unaudited transaction amount and the annual cap of the Sub-contracting Transactions for the year ended 31 December 2006; and (3) the annual caps of the Sub-contracting Transactions for the three years ending 31 December 2007, 2008 and 2009:

	1 January to 31 December (approximate amount)						
	Audited amount for 2005	Cap for 2005	Unaudited amount for 2006	Cap for 2006	Cap for 2007	Cap for 2008	Cap for 2009
The Sub-contracting Transaction	HK$3,987,144	RMB80,000,000 (approximately HK$79,554,496)	HK$11,262,872	RMB80,000,000 (approximately HK$79,554,496)	RMB40,000,000 (approximately HK$39,777,248)	RMB40,000,000 (approximately HK$39,777,248)	RMB40,000,000 (approximately HK$39,777,248)

The annual transactional amount of the Sub-contracting Transactions for the three years ending 31 December 2007, 2008 and 2009 is less than 2.5% for each of the percentage ratios (rather than the profits ratio) and has been determined with reference to the maximum production capacity of Comely and the anticipated growth in the domestic demand for the Company's beverage products in the PRC.

REASONS FOR SUB-CONTRACTING TRANSACTIONS

The Group is principally engaged in the manufacture, distribution and sales of instant noodles, bakery and beverages in the PRC.

The terms of the Sub-contracting Agreement between Hangzhou Tingjin, Master Kong Hangzhou and Comely are similar to those set out in the agreement entered into on 31 December 2003 between Hangzhou Tingjin and Comely as announced by the Company on 5 January 2004. The Group has decided to engage Comely for the sub-contracting work mainly because:

a. the Group's existing production capacity soft packing boxes (TetraPak) and canned beverages will not be able to meet all of the demand for the Group's beverage products;

b. the Group can accelerate the process to further increase the Group's share in the PRC beverage market; and

c. the Directors believe that given Comely's track record in providing the service to the Group, Comely is more qualified than other sub-contracting factories in Hangzhou, the PRC with similar production capacity and experience to provide the sub-contracting services.

As the Sub-contracting Agreement is entered into under normal commercial terms and on terms no less favourable than with other parties, the Directors (including the independent non-executive Directors) consider that the Sub-contracting Agreement is of the type entered into in the ordinary and usual course of business of Group. The Directors (including the independent non-executive Directors) are therefore of the view that the terms of the Sub-contracting Agreement are fair and reasonable and in the interest of the shareholders of the Company and the Company as a whole.

GENERAL

As the annual transactional amounts for the Sub-contracting Transactions for each of the percentage ratios (other than the profit ratio) is less than 2.5%, the Sub-contracting Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and are exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules governing continuing connected transactions in the event that the total amount of any of the Sub-contracting Transactions exceeds 2.5% for each of the percentage ratios (other than the profit ratio), or that there is any material amendment to their terms.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive Directors. Mr. Kazuo Ogawa, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive Directors.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

"Comely"	Comely International Food (Hangzhou) Co., Ltd., a company incorporated in the PRC in 1994 with limited liability and is wholly owned by Mr. Wei Yin-Heng
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the same meaning as given to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	Company and its subsidiaries
"Hangzhou Tingjin"	杭州頂津食品有限公司 (Hangzhou Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 13 March 1996 and is 50.01% owned by the Group
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Kong Hangzhou"	康師傅(杭州)飲品有限公司 (Master Kong (Hangzhou) Beverage Co., Ltd.), a company incorporated in the PRC on 30 November 2005 with limited liability and is 50.01% owned by the Group.
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Sub-contracting Agreement"	the agreement dated 2 January 2007 between Hangzhou Tingjin, Master Kong Hangzhou and Comely
"Sub-contracting Transactions"	the manufacturing and packaging of beverages pursuant to the terms of the Sub-contracting Agreement
"%"	per cent.

By order of the Board
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Wei, Ing-Chou
Chairman

Hong Kong,
3 January 2007

For the purpose of this announcement, the exchange rate of HK$1 to RMB1.0056 has been used.

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*